 Ex. 99.28(d)(51)(ii)

Amendment to JNL Series Trust

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC and

Westchester Capital Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Westchester Capital Management, LLC, a Limited Liability Company organized in the State of Delaware (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 1st day of October, 2021 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain funds (each, a “Fund”) of JNL Series Trust (the “Trust”), as listed on Schedule A of the Agreement, for the portion of each Fund’s assets allocated to the Sub-Adviser.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust has approved, and the Parties have agreed to amend Schedule B of the Agreement for fee reductions for the JNL Multi-Manager Alternative Fund and the JNL/Westchester Capital Event Driven Fund, effective December 1, 2021.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced, in its entirety, with Schedule B dated December 1, 2021, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of December 1, 2021.

Jackson National Asset Management, LLC		Westchester Capital Management, LLC
/s/ Mark D. Nerud
By:		By:	/s/ Roy Behren
Name:	Mark D. Nerud	Name:	Roy Behren
Title:	President and CEO	Title:	President

Schedule B

Dated December 1, 2021

(Compensation)

Funds
JNL Multi-Manager Alternative Fund (for the portion of assets managed by Westchester Capital Management, LLC)
JNL/Westchester Capital Event Driven Fund
Assets	Annual Rate
$0 - $350 million $350 million - $500 million $500 million - $750 million Over $750 million	0.85% 0.80% 0.78% 0.75%

The assets of the funds listed above are aggregated for purposes of calculating the sub-advisory fee.

B-1